Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted with the U.S. Securities and Exchange Commission on June 9, 2020.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

1LIFE HEALTHCARE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	8011	76-0707204
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Embarcadero Center, Suite 1900

San Francisco, CA 94111

(415) 658-6792

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Amir Dan Rubin

Chair, Chief Executive Officer and President

1Life Healthcare, Inc.

One Embarcadero Center, Suite 1900

San Francisco, CA 94111

(415) 658-6792

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Matthew B. Hemington John T. McKenna Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 (650) 843-5000	Lisa A. Mango General Counsel 1Life Healthcare, Inc. One Embarcadero Center, Suite 1900 San Francisco, CA 94111 (415) 658-6792	Alan F. Denenberg Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Common Stock, $0.001 par value per share		$	$	$

(1)	Includes additional shares that the underwriters have the option to purchase.
(2)

Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, on the basis of the average high and low sales price of the Registrant’s common stock as reported by The Nasdaq Global Select Market on               , 2020.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                       , 2020

              Shares

Common Stock

The selling stockholders identified in this prospectus are offering an aggregate of             shares of common stock.  We are not selling any shares under this prospectus and will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on The Nasdaq Global Select Market under the symbol “ONEM.” On               , 2020, the last reported sale price of our common stock on The Nasdaq Global Select Market was $      per share.

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 19.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)	See “Underwriting” for additional information regarding compensation payable to the underwriters.

The selling stockholders have granted the underwriters an option, for a period of 30 days from the date of this prospectus, to purchase up to an additional                 shares of common stock at the public offering price less underwriting discounts and commissions.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                       , 2020.

J.P. Morgan	Morgan Stanley

                                                   , 2020

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

We, the selling stockholders and the underwriters have not authorized anyone to provide you with any information or to make any representations other than those contained or incorporated by reference in this prospectus or in any free writing prospectuses we have authorized for use in connection with this offering. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus or in any applicable free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of our common stock. Our business, financial condition, results of operations and future growth prospects may have changed since that date.

For investors outside the United States: Neither we, any of the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including the information incorporated by reference herein, especially the matters discussed in the information set forth under “Risk Factors” included elsewhere in this prospectus and under “Risk Factors” and our consolidated financial statements and notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which are incorporated by reference herein. Unless the context otherwise requires, (i) all references in this prospectus to “One Medical,” “we,” “us,” “our” and “our company” refer to 1Life Healthcare, Inc. and its consolidated affiliated professional entities, (ii) all references in this prospectus to “1Life” refer to 1Life Healthcare, Inc. and not to its consolidated affiliated professional entities and (iii) all references to the “One Medical PCs” in this prospectus refer to the professional entities affiliated with 1Life through administrative services agreements, or ASAs. 1Life and the One Medical PCs do business under the “One Medical” brand.

Company Overview

Our vision is to delight millions of members with better health and better care while reducing the total cost of care. Our mission is to transform health care for all through our human-centered, technology-powered model. We are a membership-based primary care platform with seamless digital health and inviting in-office care, convenient to where people work, shop, live and click. We are disrupting health care from within the existing ecosystem by simultaneously addressing the frustrations and unmet needs of key stakeholders, which include consumers, employers, providers and health networks. As of March 31, 2020, we had approximately 455,000 members in ten markets in the United States and greater than 7,000 enterprise clients.

The current state of the healthcare ecosystem leaves key stakeholders frustrated and with unmet needs.

•

Consumers. According to a 2016 report, 81% of consumers are dissatisfied with their healthcare experience, in part due to limited after-hours and digital access, long wait times for appointments, extended in-office delays, short and impersonal visits, uninviting medical offices in inconvenient locations, constrained access to specialists and a lack of care coordination across clinical settings.

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Employers. Employers find their health benefit offerings often underperforming on such fundamental objectives as attracting and engaging employees, improving employee productivity, reducing absenteeism, producing better health outcomes and managing healthcare costs.

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Providers. Within primary care, according to a 2019 Mayo Clinic report, over 50% of family physicians show symptoms of burnout, driven in part by misaligned fee-for-service compensation approaches incentivizing short transactional interactions, and excessive administrative tasks associated with burdensome electronic health record, or EHR, systems and convoluted insurance procedures.

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Health Networks. Health systems and health plans have been looking to develop coordinated networks of care to better attract patients, increase attributable lives and better integrate primary care with specialty services for improved patient outcomes and lower costs. Yet even with major investments in provider groups, care management programs and technology systems, health networks have struggled to deliver on these objectives.

We have developed a modernized healthcare membership model based on direct consumer enrollment as well as employer sponsorship. Our annual membership model includes seamless access to 24/7 digital health services paired with inviting in-office care routinely covered under health insurance programs. Our technology drives high monthly active usage within our membership, promoting ongoing and longitudinal patient relationships for better health outcomes and high member retention. Our technology also helps our service-minded team in building trust and rapport with our members by facilitating proactive digital health outreach as well as responsive on-demand virtual and in-office care. Our digital health services and our well-appointed offices that are located in highly convenient locations are all serviced by our own clinical team who are employed in a salaried model, free of misaligned fee-for-service compensation incentives prevalent in health care. In addition to offering lab and immunization services in our medical offices, we continue to expand our digital and in-person offerings into such areas as behavioral health and pediatrics, thereby addressing the broader needs of members and key priorities of employers. Additionally, we have developed clinically integrated partnerships with health networks, better coordinating more timely access to specialty care when needed by members, while advancing value-based care for employers through clinical and digital integration.

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

Together, these components of our human-centered and technology-powered model allow us to deliver better results for key stakeholders.

•

Consumers. We delight consumers with a superior experience as evidenced by our average Net Promoter Score, or NPS, of 90 over the twelve months ended March 31, 2020 and our key primary care related Healthcare Effectiveness Data and Information Set, or HEDIS, quality measures. NPS measures the willingness of consumers to recommend a company’s products or services to others. We use NPS as a proxy for gauging our members’ overall satisfaction with our providers and loyalty to the One Medical brand. Our NPS is based on responses from a single question survey provided to members after in-office visits which asks members how likely they are to recommend their One Medical provider to a friend or colleague. We calculate our NPS using the standard method of subtracting the percentage of members who respond that they are not likely to recommend our providers from the percentage of members that respond that they are likely to recommend our providers, with responses based on a scale of 0 to 10. The resulting NPS is an index that ranges from a low of -100 to a high of 100.

Our members receive access to 24/7 digital health services with quick response times. Members also have access to inviting in-office care in convenient locations with warm and caring staff. Our technology platform advances consumer engagement and health through proactive digital health screenings, post-visit digital follow-ups, real-time access to medical records, and around-the-clock availability of our friendly and knowledgeable providers. We also offer walk-in immunizations and lab services, behavioral health screenings, women’s health, men’s health, LGBTQ+ care, pediatrics, sports medicine, lifestyle and wellbeing programs.

•

Employers. We support employers in achieving key health benefits goals of attracting and engaging employees, improving employee productivity and wellbeing, and delivering higher levels of value-based care. Employers cover our membership fee for their employees, with over 65% of employers also covering their employees’ dependents’ memberships as of December 31, 2019. Our office visits are typically billed under an employer’s routine health insurance benefit program, allowing for seamless and quick implementation. Within enterprise clients, our median estimated activation rate as of December 31, 2019, was over 45%, which we believe we can increase over time. We define estimated activation rate for any enterprise client at a given time as the percentage of eligible lives enrolled as members. Some of our enterprise clients offer membership benefits to the dependents of their employees, for which we assume eligible lives include one dependent per employee. The levels of activation rates at our enterprise clients may also affect the renewal rates of our enterprise clients. With real-time video and phone consults available typically within minutes, and same and next day in-office appointments, we have demonstrated a 41% reduction in emergency room visits and total employer cost savings of 8% or more.

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Providers. Our culture, technology, team-based approach and salaried provider model help address the fundamental issues driving physician burnout. Our culture allows us to attract and retain top board-certified physicians and premier team members. Our providers come from diverse cultural backgrounds, reflecting the demographics of the communities and members we serve. Our proprietary technology platform allows for meaningful reductions in desktop medicine burdens, which are the excessive administrative hassles associated with the use of EHRs. Our support team takes on many of the administrative burdens for scheduling and insurance coordination. Our in-office and virtual medical teams jointly deliver longitudinal health care. Our salary-based provider compensation incentivizes delivery of the right care at the right time, without the adverse financial incentives that fee-for-service or capitated compensation systems can have on clinical decision-making.

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Health Networks. Health networks partner with us for consumer-driven care, direct-to-employer relationships and coordinated networks of attributable lives. Our membership base connects health networks with a primarily working-age, commercially insured population, without the costs and risks typically faced in the development of their own primary care networks. We clinically and digitally integrate with our health network partners to advance seamless member access to partner specialists and facilities when needed, while supporting reductions in duplicative testing and excessive delays often seen across uncoordinated healthcare settings. Such coordinated care can deliver better service levels and outcomes for consumers, while advancing employee productivity and value-based care to employers. As of December 31, 2019, we had health network partnerships for better coordinated care covering more than 85% of our members.

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

We believe our model is highly scalable. We are physically present in ten markets today, including Boston, Chicago, Los Angeles, New York, Phoenix, Portland, San Diego, the San Francisco Bay Area, Seattle and Washington, D.C. and primarily serve a working-age, commercially-insured population and associated dependents. As of March 31, 2020, we had 92 physical offices, including some employer on-site clinics. Additionally, our members can access our 24/7 digital health services nationwide. As of December 31, 2019, we had greater than 7,000 enterprise clients of various sizes across industries. For the twelve months ended December 31, 2019, we retained 9 out of 10 of our consumer members and more than 90% of our enterprise contract value. We grew our membership by 384% from December 31, 2014 through March 31, 2020.

We derive net revenue from multiple stakeholders, including consumers, employers, health networks and insurers. We recognize net revenue as (i) membership revenue from annual employer and consumer subscription fees, (ii) partnership revenue predominantly on a per member per month, or PMPM, basis from health networks and fixed payments from enterprise clients for on-site medical services and (iii) net patient service revenue on a per visit basis from health insurers and patients, including remote visits described under “—Recent Developments.” We are in-network with most health insurance plans in all of our markets.

Industry Challenges and Our Opportunity

Even as the United States spent $3.6 trillion, representing 18% of GDP, on health care in 2018, health outcomes trail those of other OECD nations spending lesser percentages of GDP, according to a 2014 Commonwealth Fund report. We believe an underinvestment in primary care is a key driver of these poor outcomes. While the United States’ predominantly fee-for-service reimbursement approach financially rewards high volumes of specialty-based care, the United States spends only 5% to 7% of its healthcare dollars on primary care in contrast to the 14% spent by OECD nations, on average, according to a 2019 Patient-Centered Primary Care Collaborative report. Additionally, for every $1 spent on primary care, an estimated $13 is saved on costs in specialty care, emergency and inpatient care, according to studies from Oregon’s Patient-Centered Primary Care Home, or PCPCH, program.

Employer-sponsored commercial health insurance is the largest source of coverage in the United States, totaling 153 million people, or 57% of non-elderly people, according to a 2019 Kaiser Family Foundation, or KFF, report. For employers and employees, benefit costs continue to increase even as service levels have declined. Employer annual health benefit costs for a family hit record highs exceeding $20,000 in 2019, with employee contributions also reaching record highs of almost $6,000 per family according to KFF. Meanwhile, the average patient waited approximately 29 days to see a family medicine practitioner in 2017, an increase of 50% since 2014, according to a survey of 15 large U.S. metropolitan areas conducted by Merritt Hawkins. Factors such as long wait times for appointments, limited online and after-hours availability, complex administrative procedures and uncoordinated care systems have driven employers to look for innovative primary care solutions.

In addition to the unmet needs that consumers and employers face on the demand side of the healthcare ecosystem, providers and health networks are similarly frustrated on the supply side. By predominantly compensating primary care providers on volume, the prevalent fee-for-service approach incentivizes short and transactional medical encounters, often with insufficient time to address underlying issues related to acute care, chronic disease and behavioral health issues. On top of these volume-driven financial incentives, providers often find themselves performing excessive administrative tasks that could be better performed by other staff or eliminated altogether. These dynamics contribute to lower job satisfaction and provider burnout. Health networks are similarly struggling to provide consumers and employers with higher levels of access and better coordinated care. While health networks have made large investments in medical groups, care management approaches and technology systems, many stakeholders continue to be disappointed with the results.

The current state of the healthcare ecosystem leaves key stakeholders frustrated and with unmet needs, delivering suboptimal results for consumers, employers, providers and health networks. We believe that these unmet needs represent a significant opportunity for us.

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

Consumers

According to a 2016 report, approximately 81% of consumers are dissatisfied with their healthcare experience. Their frustrations include long lead times to schedule physician appointments and long waits once checked-in at provider offices. Appointments often occur in crowded medical offices and are typically short in duration, affording limited time to develop deeper provider-patient relationships. Opportunities to engage with providers before and after visits, as well as during nights and weekends, are often limited or non-existent, even though healthcare needs are not constrained to the operating hours of provider offices. Care delivered is also often uncoordinated with providers, leaving consumers to navigate their own way through a complex system.

Employers

To attract and retain staff, employers are making significant investments in health benefits; yet, as commercial insurance costs have reached record highs, employers and employees remain frustrated. Barriers to accessing timely care during the day and after business hours cause employees to miss work and lose productivity. As a result, many employees self-direct themselves to higher cost settings such as emergency rooms. Additionally, uncoordinated care across primary care, specialty care and behavioral health settings creates frustration and causes excessive spending. According to the National Academy of Medicine, approximately 30% of all healthcare spending is estimated to be avoidable wasted spending.

Providers

By predominantly compensating primary care providers on volume, the prevalent fee-for-service approach seen within the industry incentivizes short and transactional medical encounters, often with insufficient time to address underlying issues related to acute care, chronic disease, and behavioral health issues. Such fee-for-service compensation may also incentivize greater referrals to specialists for more time-intensive cases, even when such patients could otherwise be treated effectively within primary care. Management of preventive care and chronic conditions through longitudinal relationships is typically less-reimbursed, if paid for at all. In addition, providers often find themselves performing excessive administrative tasks that could be better performed by other staff or eliminated altogether. They suffer from rising administrative time spent populating data into cumbersome EHR systems, and documentation hassles associated with insurance procedures. These dynamics contribute to lower job satisfaction and provider burnout.

Health Networks

While many health networks have sought to better integrate primary care with specialty and hospital care, they may underperform on service, access, and coordination of care. This is partly due to their internal incentive systems, processes, and technologies, which are typically focused on addressing high revenue specialty care, rather than best supporting primary care. Moreover, primary care networks can be very costly to develop, and can require significant ongoing investments to operate, while often underperforming on strategic and financial objectives. According to the American Hospital Association’s Futurescan survey of hospital CEOs and leaders published in 2019, 75% of hospital and health systems operate their primary care networks at a loss or are willing to do so, with 76% of health system leaders indicating they are pursuing or are likely to pursue external relationships to advance their physician networks and better serve consumers.

We have developed a human-centered, technology-powered primary care model that simultaneously addresses the aforementioned frustrations and unmet needs of key stakeholders. We disrupt the healthcare ecosystem from within its current structure through our:

•	modernized member-based model that is based on direct consumer enrollment as well as employer sponsorship;
•	seamless bundled digital health and virtual care;
•	inviting offices with high quality service in convenient locations;

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

•	partnerships with health networks;
•	alignment with payers;
•	premier salaried medical group;
•	advanced technology-powered systems; and
•	service-oriented team implementing Lean processes.

We believe the aligned components of our model deployed at scale transform health care for key stakeholders.

Our Competitive Strengths

We believe the following are our key competitive strengths.

Modernized Membership-Based Model

We believe our membership-based model supports ongoing and longitudinal relationships where we can serve as trusted advisors to our members and as partners to our enterprise clients. Our model also generates stable revenue which is recurring in nature. By having an enrolled population of members, we can proactively reach out to members to encourage adherence to treatment protocols or to check in on their care needs. The relationship inherent in a membership model is very different than the traditional model of transactional patient care visits, where a provider typically only engages with a patient if the patient comes in for a visit. We proactively engage with our members on a regular basis through our digital platform and in our welcoming offices, and believe we are better able to develop long-term connections and relationships with them.

Extraordinary Customer Experience

Our human-centered approach is focused on providing a superior experience to our members, as evidenced by the bundling of services within our membership model, the way we hire and train our team, the culture of caring we foster, our easy-to-use technology, our 24/7 digital health, our inviting in-office care, our compassionate and salaried providers and our streamlined Lean processes. Whether members call, click or visit, they consistently experience outstanding service. Our virtual care is available around-the-clock. Our medical offices feel more like health spas, and our providers and staff are very friendly and trained in customer service. We do not keep members waiting long, if at all, and our longer appointments provide our team with more time to address member needs. Our technology is designed to promote frictionless access, ease of use and high engagement. We look to address the whole-person needs of our members, providing physical and mental health services, lab services, and coordinating specialty services with health network partners. Our administrative staff is available to answer benefits questions and help navigate the healthcare ecosystem on behalf of our members.

Simultaneously Addressing the Needs of Consumers, Employers, Providers and Health Networks

Our modernized model simultaneously addresses the frustrations and unmet needs of key stakeholders, transforming health care from within the current ecosystem. For consumers, we deliver a superior experience as evidenced by our average NPS of 90 over the twelve months ended March 31, 2020 and our results on key primary care related HEDIS quality measures. For employers, we help improve employee productivity through frictionless access to virtual and in-office care and reduce medical costs by avoiding unnecessary emergency room and specialty visits. For providers, we create a more engaging and manageable primary care work environment by leveraging a salaried model and our proprietary technology. With health networks, we clinically integrate to expand their connections to commercially insured enrollees, and we are in-network with most health insurance plans in all of our markets. Accordingly, our model delivers differentiated value to all key stakeholders simultaneously within the current health care ecosystem.

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

Engaged, Salaried Providers Delivering Best-in-Class Care

We offer an outstanding environment to practice primary care, as reflected in our high provider retention rates and engagement scores. Our salaried compensation approach allows our providers to deliver patient-centered care without impacting their pay as might be the case under fee-for-service compensation approaches. Our providers also have significantly fewer EHR tasks to complete due to our proprietary technology that is purpose-built for primary care, freeing up their time to focus on delivering outstanding clinical care.

Proprietary Technology Platform

Our ability to simultaneously deliver significant value to key stakeholders is deeply rooted in our purpose-built, modernized technology platform. Our proprietary technology platform powers all aspects of our company: engaging members, supporting providers and advancing business objectives. Our technology allows us to proactively engage members with personalized clinical outreach and improve health through online scheduling, virtual provider visits and ready access to health information. Our technology also supports providers by leveraging machine learning to reduce and re-route tasks that needlessly create administrative burdens while supporting team-based care. This allows providers to spend more time delivering clinical care, while facilitating higher levels of member responsiveness. Our technology also advances operational efficiencies, as our product designers and engineers collaborate closely with clinical and operational team members to observe and optimize workflows. Our platform is built on a modern cloud-based technology stack, employing Agile development cycles and a DevOps approach to infrastructure. Our modular, service-oriented architecture utilizes API standards for ease of implementing new functionalities and integrating with external systems.

Operating Platform for High Performance at Scale

Our approach for operating and scaling our platform is based on leading process improvement and management practices. We leverage Lean methodologies for process improvement, human-centered design thinking, behavioral design and Agile methodologies for software development to deliver high performance levels at scale. Our operational processes, software development and staffing models, including our virtual medical team, are designed to work together to create efficiencies and uniquely achieve our objectives. Moreover, we standardize our processes and practices so we can efficiently deliver consistent outcomes at scale across existing and new markets, which we believe will further drive our financial performance.

Highly Experienced Management Team

Our management team has extensive experience working with leading health systems, health plans, technology companies, service organizations, consumer brands, and enterprise-sales-driven companies. Our leadership embodies our cultural alignment around our behavioral tenants of being human-centered, team-based, unbounded in thinking, driven to excel, and intellectually curious. Our leaders help organize teams of clinicians, technologists and staff to regularly engage together in designing processes and software to further advance our objectives. Accordingly, our team is well positioned to execute on our objectives and advance an outstanding workplace environment.

Our Growth Strategies

To transform health care at scale, we can pursue growth through the following avenues.

Grow consumer and enterprise membership in existing markets

We have significant opportunities to increase membership in our existing markets through (i) new sales to consumers and enterprise clients, (ii) expansion of the number of enrolled members, including dependents, within our enterprise clients and (iii) adding other potential services. Within enterprise clients, our median activation rate as of December 31, 2019 was over 45%, which we believe can increase over time as our brand awareness grows and our customer relationships mature. We define estimated activation rate for any enterprise client at a given time as the percentage of eligible lives enrolled as members. Some of our enterprise clients offer membership benefits to the dependents of their employees, for which we assume eligible lives include one dependent per employee. Additionally,

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

while the percentage of enterprise clients offering our services to dependents of their employees has grown from 55% in 2015 to over 65% as of December 31, 2019, we believe we have significant further room for growth with dependents. Furthermore, as we continue to scale our presence, we anticipate an increasing number of larger national and regional employers will look to partner with us for our services.

Expand into new markets

We are physically present in ten markets with plans to be in twelve markets later in 2020 and thirteen by 2021, which represent approximately $38.9 billion in primary care spend within the commercially insured population alone. We assess potential markets using a variety of metrics, including population demographics and density, employer presence, potential health network partners, and other factors. We believe our complete offering is viable in most markets across the United States. As we enter new markets, we may work with existing enterprise clients and health networks to help enroll new members in these markets, potentially resulting in immediate membership enrollments at the time of market entry, before we even establish a physical footprint in a market.

Grow health network partnerships

To accelerate our growth and presence, we can extend existing health network partnerships into new markets where our partners may also have a presence, or we can enter into new health network partnerships in new markets. We typically partner with one health network in a given market, and as that partner grows its market presence, we can grow even further with them.

Expand services and populations

Our core offering today is centered on primary care and the commercially insured segment. However, our modernized model has been designed with flexibility to provide additional services such as behavioral health and to care for additional population segments such as Medicare. Additionally, our model is also well positioned for shared savings reimbursement models, such as capitation and other accountable care approaches. Our technology has also been developed with modern APIs to enable direct integration with channel partners and other third-party offerings, increasing the potential breadth of our modernized platform solution.

Our Technology

Our proprietary technology platform powers all aspects of our company: engaging members, supporting providers, and advancing business objectives. Our software is built on a modern technology stack, and is grounded in human-centered design thinking and behavioral design, with Lean process improvement and Agile development approaches.

Engaging members through proactive digital health interactions and responsive virtual care services

Via our mobile app and web portal, we proactively engage members with personalized clinical outreach to improve their health, while driving engagement and retention. We proactively check in with members to support their health and follow-up care needs, and offer online appointment scheduling, 24/7 access to virtual care, messaging, care navigation, and a health record with relevant data from us and other partners.

As a result of our proactive outreach, during the twelve months ended December 31, 2019, over 45% of members used our mobile app or visited our member web portal at least once a month. Members receive customized preventive care reminders, mobile app-based mental health screenings, follow-up recommendations and other care reminders to help them take more active ownership of their health. For example, typically if a member is diagnosed with a common condition, the technology platform will automatically follow up to check in on that member’s condition status and level of healing. If the patient responds to our automated outreach with ongoing medical concerns, we can seamlessly follow up digitally with virtual care, or arrange an in-person visit. Our technology currently sends these follow-ups for over 75 different conditions, and allows providers to configure additional automated follow-up communications. During the twelve months ended December 31, 2019, our members were highly engaged with health action items assigned by our technology platform, completing over 65% of them.

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

In addition to proactive digital health outreach, our members have access to 24/7 responsive digital care services through our website and mobile app. Our technology allows members to share insights about their concerns and then be routed to the most effective modality for care or the modality of their choosing, including messaging our care team or requesting a prescription renewal, starting an on-demand video or voice encounter, or booking an in-office visit. On-demand video or voice encounters are typically available within just a few minutes, and provide an efficient and convenient channel for members to ask questions or get care for common concerns. By routing lower acuity concerns to these and other lower cost care channels, we can better preserve in-office capacity for more complex concerns.

Regardless of the channel of care utilized, all providers and members have access to the same shared longitudinal health information. This allows us to practice team-based care across in-office and virtual settings, and across extended periods of time. Accordingly, our virtual and in-office providers can access comprehensive medical and engagement information to deliver more holistic and impactful treatments. Moreover, a member can engage directly with their clinical information, for example, pulling up blood pressure readings charted over time on their mobile device. In the twelve months ended December 31, 2019, we interacted with our members digitally over 2.1 million times, or approximately three times as often as in-office.

Supporting providers by reducing administrative burdens and facilitating team-based care

We support providers by leveraging machine learning and other technologies to reduce and re-route tasks that create desktop medicine burdens for clinicians, while increasing efficiency and consumer responsiveness. Additionally, our technology facilitates team-based longitudinal care across in-office and virtual providers, streamlines clinical encounter documentation, and advances population health and value-based care.

We have designed our technology to surface important clinical context in a single view and to reduce the time and clicks necessary to complete clinical and administrative tasks. We leverage machine learning to route inbound requests to the most effective team member for resolution. For example, certain prescription renewal requests are routed to our virtual team, while questions about insurance are routed to our administration team. This has resulted in over 40% fewer tasks for our in-office providers when compared to industry examples.

All of our virtual or in-office providers access the same longitudinal medical record, which facilitates smooth handoffs of clinical tasks, and results in care that is truly team-based. This contributes to a seamless member experience. For example, during a video encounter, a provider might determine an in-office visit is necessary for diagnosis or treatment. When the member comes in for that appointment, the in-office provider will be aware of the context discussed in the previous video session and can pick up where the last care team member left off. Further, when our technology integrates information from other stakeholders in the healthcare ecosystem, such as our health network partners, we present that data alongside information gathered in the course of care at One Medical, enabling the development of an integrated care plan.

Advancing business objectives including network interoperability and value-based care

We believe we are a leader in establishing interoperability with external stakeholders across the healthcare ecosystem. For example, our technology platform currently integrates with EHRs from larger and smaller vendors, using such approaches as direct messaging of Consolidated Clinical Document Architecture documents, Fast Healthcare Interoperability Resource enabled two-way communications, and participation in health information exchanges. These integrations enhance the coordination of care, improve member access to specialty care and streamline processes for our health network partners—with one partner noting an approximate time savings of 30 minutes of processing time per referral. Moreover, we believe our interoperability supports durable, sticky relationships with our partners.

Our technology platform also promotes operational efficiency and thoughtfully presents choices to the provider that reduce the total cost of care. For example, when a provider orders a prescription drug for a member, the available generic medication automatically populates in the order request. As a result, we prescribe generic medications more than 95% of the time for such common conditions as anxiety and depression, driving potential savings to employers. Similarly, by using algorithms to route members to the best channel of care, we can drive more efficient utilization of our services.

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Human-centered software design built on a modernized and scalable technology stack

Our technology platform is grounded in human-centered design thinking, and leverages insights from behavioral design. Our product designers and engineers collaborate closely with clinical and operational team members to observe and then optimize workflows. We employ user testing and experiment-driven design (such as A/B testing) to enhance our member and provider experiences.

Our platform is built on a modern cloud-based technology stack, employing Agile development cycles and a DevOps approach to infrastructure. Unlike with traditional healthcare IT, our technology platform is updated frequently, without long upgrade cycles. Our modular, service-oriented architecture utilizes API standards for ease of implementing new functionalities and integrating with external systems. We integrate machine learning and natural language processing to automate recommendations and workflows, uncovering insights that we incorporate back into the design of the platform.

Our modern, integrated technology platform encapsulates functionalities seen in many fragmented health care and other IT solutions, including: customer relationship and membership management tools, population health solutions, patient portals, patient health records, scheduling systems, resource management tools, contact center software, virtual care offerings, EHRs, practice management systems, reporting and analytics packages, amongst others. Accordingly, our proprietary integrated platform unlocks better member experiences, an improved caregiving environment, and enhanced performance on business objectives. Our technology platform and capabilities were key contributors to our being named to Fast Company’s “Most Innovative Companies” list for 2019, placement on CB Insights’ “Digital Health 150” list in 2019, and Alliance Bernstein ranking us as its number one “Most Disruptive” private healthcare company in the United States in 2019.

Case Study on Delivering Employer Savings

We recently collaborated with Collective Health on a peer-reviewed study published in JAMA Network Open to quantify the value delivered by a membership-based primary care model combining virtual, near-site and work-site care at a shared client—an American aerospace manufacturer and technology company.  The study specifically analyzed the effectiveness of employer participation in an integrated primary care delivery model that included virtual, near-site and work-site care.  The study compared approximately 1,980 of the shared client’s employees who were using our services for primary care, representing an employee population subset with the most primary care visits, to a cohort of the same number of employees primarily attributed to other primary care providers, matched on certain criteria. These criteria included age, sex, home zip code, enrollment duration, principal diagnosis and Hierarchical Condition Category risk score.  The study compared medical claims costs of the employees attributed to us to those attributed to other providers.

The study found that members who utilized our services for their primary care had lower overall health spending on a risk adjusted basis, demonstrating comparative cost reductions of $167 PMPM, or 45% lower total medical and prescription claims costs.  The study also found decreases in spending in costly downstream care categories: 54% lower spending on specialty care, 43% lower spending on surgery, 33% lower spending on emergency care and 26% lower spending on prescriptions.

Recent Developments

In response to the COVID-19 pandemic, we have mobilized to serve the communities within our markets. We opened our first mobile COVID-19 testing site in March 2020 and have since expanded our mobile testing facilities to 18 sites. We also announced various partnerships to support the broad testing of the communities we serve, including high risk groups and essential health workers, without the requirement to pay us a membership fee, and we are providing these testing services regardless of a patient’s health insurance status. We have also launched a worksite reentry program to support employers as they begin to transition workforces back into shared environments, including virtual screening and testing services.

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In addition, as concerns with the COVID-19 pandemic escalated in March and related self-isolation measures were implemented, a growing number of our members sought care with our providers digitally as opposed to in our offices. The reduction of in-office visits has negatively affected our net patient service revenue as well as the visit revenue that our health network partners generate from our members. However, in March 2020, we expanded our digital platform to offer remote billable visits, where our providers evaluate and manage our members remotely from either one of our offices or from a provider’s home in a way that is similar to an in-person visit. These remote visits further promote ongoing and longitudinal patient relationships by providing for the seamless transition between virtual and in-office care, and support continuity of care while allowing for social distancing during the COVID-19 pandemic. With remote visits, our members can schedule video appointments with their primary care providers for concerns typically addressed in the office, such as for complex or chronic conditions such as diabetes and heart disease, to investigate and diagnose new symptoms, or to address ongoing issues in behavioral health, reproductive health, preventive medicine and others. While remote visits are typically reimbursed by insurance carriers and generally at equivalent rates to similar in-office visits, because these visits do not involve procedures or certain services such as vaccines or reproductive care, they result in lower average fee-for-service reimbursement as compared to similar in-office visits. Further, our members may not utilize remote visits as readily as in-office visits.  As a result, these remote visits offset, only in part, the decline of in-office net patient service as well as the visit revenue that our health network partners generate from our members.

In addition to these remote visits, we have also launched several other products and programs to address a variety of additional health care needs that have been amplified or created by COVID-19, such as the ability for our members to manage stress, anxiety, depression and insomnia through a number of virtual behavior health offerings including coaching and group visits, and return to work programs for employers.

In June 2020, we completed a private offering of $316.3 million aggregate principal amount of our 3.00% convertible senior notes due 2025, or the Convertible Notes.  The Convertible Notes bear interest at a rate of 3.00% per year, payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2020. The Notes will mature on June 15, 2025, unless earlier converted, redeemed or repurchased. The Notes are convertible into cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. After giving effect to the issuance of the Convertible Notes, after deducting initial purchasers’ discounts and commissions and estimated offering expenses payable by us, our total long-term debt, including current portion and without reflecting unamortized debt discount, and our cash, cash equivalents and short term marketable securities as of March 31, 2020 would have been $318.5 million and $682.1 million, respectively.

Beginning in late May 2020, protests and incidents of civil unrest have occurred across the United States, including in many of our markets. In response, we have temporarily closed certain of our medical offices. There have been instances of property damage, including at some of our medical offices, and governmental authorities in certain of our affected markets have instituted and continue to maintain limited curfews, which have limited the hours of operations of our medical offices in affected markets.

Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, including those described in “Risk Factors” included elsewhere in this prospectus and under similar headings in the documents incorporated by reference in this prospectus.  You should carefully consider these risks before making an investment.  These risks include, among others, the following:

•	The ongoing coronavirus (COVID-19) pandemic may adversely affect our business, financial condition, results of operations and growth.

•	Our business model and future growth are substantially dependent on the success of our strategic relationships with third parties.

•

We conduct business in a heavily regulated industry, and if we fail to comply with applicable healthcare laws and government regulations, we could incur financial penalties, become excluded from participating in government healthcare programs, be required to make significant operational changes or experience adverse publicity, which could harm our business.

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•	The impact of healthcare reform legislation and other changes in the healthcare industry and in healthcare spending on us is currently unknown, but may harm our business.

•	If our volume of members with private health insurance coverage declines, including due to a decline in the prevalence of employer-sponsored health care, our revenue may be reduced.

•

If we fail to cost-effectively develop widespread brand awareness and maintain our reputation, or if we fail to achieve and maintain market acceptance for our healthcare services, our business could suffer.

•	Our business model and future growth are substantially dependent on the success of our strategic relationships with third parties.

•	We have a history of losses, which we expect to continue, and we may never achieve or sustain profitability.

•	Evolving government regulations may increase costs or negatively impact our results of operations.

•

We are dependent on our relationships with the One Medical PCs, which are affiliated professional entities that we do not own, to provide healthcare services, and our business would be harmed if those relationships were disrupted or if our arrangements with the One Medical PCs become subject to legal challenges.

•

Our net revenue is derived from the number of members enrolled or patient visits, and an increase or decrease in member utilization of our services could harm our business, financial condition and results of operations.

•

As a result of being a public company, we are obligated to maintain proper and effective internal control over financial reporting and any failure to maintain the adequacy of these internal controls may negatively impact investor confidence in our company and, as a result, the value of our common stock.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not emerging growth companies, including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, and may also take advantage of the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have taken advantage of many of these reduced burdens in this prospectus, and intend to do so in future filings. As a result, the information that we provide stockholders may be different than you might get from other public companies in which you hold equity. In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to avail ourselves of this exemption.

We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; the date we qualify as a “large accelerated filer”; the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and December 31, 2025.

Corporate Information

We were incorporated under the laws of the state of Delaware in July 2002 under the name 1Life Healthcare, Inc. Our principal executive offices are located at One Embarcadero Center, Suite 1900, San Francisco, California 94111. Our telephone number is (415) 658-6792. Our website is www.onemedical.com. The reference to our website is an inactive textual reference only. Information contained on, or that can be accessed through, our website is not

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incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

“1Life,” “One Medical,” our logo and other registered or common law trade names, trademarks or service marks appearing in this prospectus are our property.  Certain trade names, trademarks or service marks referred to in this prospectus may be without the ® or TM symbol, as applicable, but this is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our right to these trademarks.  Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective owners.

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THE OFFERING

Common stock offered by the selling stockholders	shares
Common stock to be outstanding after this offering	126,102,772 shares
Option to purchase additional shares of common stock from the selling stockholders	shares
Use of proceeds	The selling stockholders will receive all of the proceeds from this offering, and we will not receive any proceeds from the sale of shares in this offering. See “Use of Proceeds.”
Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our common stock.
Nasdaq Global Select Market trading symbol	“ONEM”

The number of shares of common stock that will be outstanding after this offering is based on 126,102,772 shares of common stock outstanding as of March 31, 2020, and excludes:

•

27,580,379 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2020, with a weighted-average exercise price of $6.02 per share, under our equity incentive plans;

•	1,199,686 shares of common stock issuable upon the vesting of outstanding restricted stock units as of March 31, 2020;
•	214,800 shares of common stock issuable upon the exercise of stock options granted subsequent to March 31, 2020, with a weighted-average exercise price of $27.49 per share;
•

15,741,267 additional shares of common stock reserved for future issuance under our 2020 Equity Incentive Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan; and

•	161,825 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2020, with a weighted-average exercise price of $6.59 per share;
•

2,800,000 shares of common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this plan.

In addition, unless we specifically state otherwise, all information in this prospectus assumes:

•	no exercise of outstanding options or warrants or vesting and settlement of restricted stock units; and
•	no exercise by the underwriters of their option to purchase additional shares of common stock.

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SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data.  The summary consolidated statement of operations data for the years ended December 31, 2018, and 2019 and the summary consolidated balance sheet data as of December 31, 2018 have been derived from our audited consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31 2019, or the Form 10-K, which is incorporated by reference in this prospectus. The summary consolidated balance sheet data as of December 31, 2019 have been derived from our consolidated financial statements and related notes included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, or the Form 10-Q, which are incorporated by reference in this prospectus. The summary consolidated statement of operations data for the three months ended March 31, 2019 and 2020 and the summary consolidated balance sheet data as of March 31, 2020 have been derived from our unaudited condensed consolidated financial statements included in our Form 10-Q, which is incorporated by reference in this prospectus.

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You should read the following summary consolidated financial and operating data together with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Form 10-K and Form 10-Q, and our consolidated financial statements and unaudited condensed consolidated financial statements and the related notes included in our Form 10-K and Form 10-Q, respectively.  The summary data in this section is not intended to replace such financial statements and the related notes and are qualified in their entirety by such financial statements and the related notes included in our Form 10-K and Form 10-Q. Our unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal recurring nature that are necessary for a fair statement of our unaudited condensed consolidated financial statements.  Our historical results are not necessarily indicative of the results to be expected for any future periods, and the results for the three months ended March 31, 2020 are not necessarily indicative of the results to be expected for the full year or any other period.

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Net revenue	$212,678	$276,258	$63,010	$78,756
Operating expenses:
Cost of care, exclusive of depreciation and amortization shown separately below	136,180	167,618	37,780	51,550
Sales and marketing	25,789	39,520	8,275	11,155
General and administrative	85,808	108,965	22,419	39,866
Depreciation and amortization	9,947	14,268	2,699	5,213
Total operating expenses	257,724	330,371	71,173	107,784
Loss from operations	(45,046)	(54,113)	(8,163)	(29,028)
Operating income (expense), net
Interest income	2,251	4,498	1,347	1,035
Interest expense	(804)	(474)	(155)	(54)
Change in fair value of preferred stock warrant liability	(1,877)	(3,519)	(63)	(6,560)
Total other income (expense), net	(430)	505	1,129	(5,579)
Loss before income taxes	(45,476)	(53,608)	(7,034)	(34,607)
Provision (benefit) for income taxes	25	87	10	(49)
Net loss	(45,501)	(53,695)	(7,044)	(34,558)
Net loss attributable to noncontrolling interests	(1,086)	(1,141)	(374)	(704)
Net loss attributable to 1Life Healthcare, Inc. stockholders	$(44,415)	$(52,554)	$(6,670)	$(33,854)
Net loss per share attributable to 1Life Healthcare, Inc. stockholders, basic and diluted(1)	$(2.65)	$(2.84)	$(0.37)	$(0.40)
Weighted average common shares outstanding, basic and diluted	16,735,541	18,476,127	18,204,715	84,884,066
Other Data:
Members (as of end of period)(2)	346,000	422,000	364,000	455,000
Care Margin(3)	$76,498	$108,640	$25,230	$27,206
Adjusted EBITDA(3)	$(13,918)	$(24,968)	$(2,510)	$(13,490)

(1)

See Note 13, “Net Loss Per Share” to our condensed consolidated financial statements included in our Form 10-Q and Note 18, “Net Loss Per Share” to our consolidated financial statements included in our Form 10-K for further information on the calculation of net loss per share attributable to 1Life Healthcare, Inc. stockholders.

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(2)

We define a member as a person who has paid for membership themselves or whose membership has been paid for by an enterprise client and who has registered an account with us.  See “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation—Key Metrics and Non-GAAP Financial Measures” in our Form 10-Q.

(3)

In addition to our results determined in accordance with U.S. Generally Accepted Accounting Principles, or GAAP, we have disclosed care margin and adjusted EBITDA, which are non-GAAP financial measures. See “—Non-GAAP Financial Measures” for a reconciliation from loss from operations, the most directly comparable GAAP financial measure, to care margin, and a reconciliation from net loss, the most directly comparable GAAP financial measure, to adjusted EBITDA, as well as a discussion about the limitations of care margin and adjusted EBITDA.

	As of December 31,		As of March 31,
	2018	2019(1)	2020(2)
Consolidated Balance Sheet Data:	(in thousands)
Cash and cash equivalents	$36,692	$27,390	$309,647
Short-term marketable securities	193,869	119,146	65,784
Working capital	202,801	116,556	351,633
Total assets(3)	326,319	430,294	704,374
Notes payable	4,400	3,282	2,191
Total liabilities	72,071	211,837	236,563
Additional paid-in capital	76,029	93,945	780,194
Accumulated deficit	(228,449)	(281,068)	(314,922)
Total equity (deficit)	(148,240)	(184,031)	467,811

(1)

On January 1, 2019, we adopted Accounting Standards Codification, Topic 842, Leases, or ASC 840, using the modified retrospective approach through a cumulative-effect adjustment and utilizing the effective date of January 1, 2019 as its date of initial application, with prior periods unchanged and presented in accordance with the previous guidance in ASC 840. There was no cumulative effective adjustment to the opening balance of accumulated deficit as of January 1, 2019.  Consequently, financial information is not updated for periods before January 1, 2019. For additional information, see Note 1. “Nature of the Business and Basis of Presentation” to the consolidated financial statements included in our Form 10-K.

(2)

In February 2020, we closed the initial public offering of our common stock, in which we issued and sold 20,125,000 shares of common stock, which reflects the full exercise of the underwriters’ option to purchase additional shares of common stock, for net proceeds of approximately $258.2 million, after deducting underwriting discounts and commissions and offering expenses. Upon the closing of the offering, (i) all outstanding redeemable convertible preferred stock automatically converted to an equal number of shares of common stock; and (ii) all outstanding warrants to purchase shares of preferred stock were converted into warrants to purchase an equal number of shares of common stock. For additional information, see Note 22. “Subsequent Events” to the consolidated financial statements included in our Form 10-K and Note 1. “Nature of the Business and Basis of Presentation” to the condensed consolidated financial statements included in our Form 10-Q.

(3)

In 2020, we identified a misclassification in the consolidated balance sheet as of December 31, 2019 which was not material to the previously issued financial statements. We corrected the December 31, 2019 comparative amounts to increase accounts receivable, net and deferred revenue by approximately $3.1 million as presented in the condensed consolidated balance sheet included in our Form 10-Q, which is incorporated by reference in this prospectus.

Non-GAAP Financial Measures

In addition to our results determined in accordance with GAAP, we have disclosed care margin and adjusted EBITDA, which are non-GAAP financial measures.

Care Margin

We define care margin as loss from operations excluding depreciation and amortization, general and administrative expense and sales and marketing expense. We consider care margin to be an important measure to monitor our performance, specific to the direct costs of delivering care. We believe this margin is useful to measure whether we are controlling our direct expenses included in the provision of care sufficiently and whether we are effectively pricing our services. Care margin is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. Care margin is not a

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financial measure of, nor does it imply, profitability. We have not yet achieved profitability and, even in periods when our net revenue exceeds our cost of care, exclusive of depreciation and amortization, we may not be able to achieve or maintain profitability. The relationship of operating loss to cost of care, exclusive of depreciation and amortization is not necessarily indicative of future performance. Other companies that present care margin may calculate it differently and, therefore, similarly titled measures presented by other companies may not be directly comparable to ours. In addition, care margin has limitations as an analytical tool, including that it does not reflect depreciation and amortization or other overhead allocations.

The following table provides a reconciliation of loss from operations, the most closely comparable GAAP financial measure, to care margin:

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
	(in thousands)
Loss from operations	$(45,046)	$(54,113)	$(8,163)	$(29,028)
Sales and marketing	25,789	39,520	8,275	11,155
General and administrative	85,808	108,965	22,419	39,866
Depreciation and amortization	9,947	14,268	2,699	5,213
Care margin	$76,498	$108,640	$25,230	$27,206
Care margin as a percentage of net revenue	36%	39%	40%	35%

Adjusted EBITDA

We define adjusted EBITDA as net loss excluding interest income, interest expense, depreciation and amortization, stock-based compensation, change in the fair value of our redeemable convertible preferred stock warrant liability and provision for income taxes. We include adjusted EBITDA in this prospectus because it is an important measure upon which our management assesses and believes investors should assess our operating performance. We consider adjusted EBITDA to be an important measure because it helps illustrate underlying trends in our business and our historical operating performance on a more consistent basis. Adjusted EBITDA is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP.

Our definition of adjusted EBITDA may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish this or similar metrics. Thus, our adjusted EBITDA should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with GAAP, such as net loss.

In addition, adjusted EBITDA has limitations as an analytical tool, including:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash used for capital expenditures for such replacements or for new capital expenditures;

•

adjusted EBITDA does not include the dilution that results from stock-based compensation or any cash outflows included in stock-based compensation, including from our purchases of shares of outstanding common stock; and

•	adjusted EBITDA does not reflect interest expense on our debt or the cash requirements necessary to service interest or principal payments.

We provide investors and other users of our financial information with a reconciliation of adjusted EBITDA to net loss. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view adjusted EBITDA in conjunction with net loss.

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The following table provides a reconciliation of net loss, the most closely comparable GAAP financial measure, to adjusted EBITDA:

	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
	(in thousands)
Net loss	$(45,501)	$(53,695)	$(7,044)	$(34,558)
Interest income	(2,251)	(4,498)	(1,347)	(1,035)
Interest expense	804	474	155	54
Depreciation and amortization	9,947	14,268	2,699	5,213
Stock-based compensation	21,181	14,877	2,954	10,325
Change in fair value of redeemable convertible preferred stock warrant liability	1,877	3,519	63	6,560
Provision (benefit) for income taxes	25	87	10	(49)
Adjusted EBITDA	$(13,918)	$(24,968)	$(2,510)	$(13,490)

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RISK FACTORS

An investment in the common stock offered hereby involves a high degree of risk.  You should carefully consider the following risks, together with all of the other information contained in this prospectus and incorporated by reference herein, including under the sections titled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, in deciding whether to invest in our common stock.  The occurrence of any of the risks described below and in the documents incorporated herein by reference could have a material adverse effect on our business, results of operations, financial condition, or prospects.  If these events occur, the price of our common stock could decline, and you may lose all or part of your investment.  Additional risks not currently known to us or that we now deem immaterial may also harm us and affect your investment.

Risks Related to the COVID-19 Pandemic

The ongoing coronavirus (COVID-19) pandemic may negatively impact our business, financial condition, results of operations and growth.

The global spread of the COVID-19 pandemic and measures introduced by local, state and federal governments to contain the virus and mitigate its public health effects have created significant impact to the global economy. The duration and severity of this pandemic is unknown and the extent of the business disruption and financial impact depend on factors beyond our knowledge and control.

Given the uncertainty around the duration and extent of the COVID-19 pandemic, we expect the evolving COVID-19 pandemic to continue to impact our business, results of operations, and financial condition and liquidity, but cannot accurately predict at this time the future potential impact on our business, results of operations, financial condition and liquidity. In March 2020 and to date, community self-isolation practices and shelter-in-place requirements reduced in-office visits, negatively affecting our net patient service revenue and which may not be replaced by insurance coverage or government funding. Continued shelter-in-place, quarantine, executive order or related measures to combat the spread of COVID-19, as well as the perceived need by individuals to continue such practices to avoid infection, among other factors, would harm our results of operations and net revenue, business and financial condition. These measures and practices have resulted in temporary closures of some of our near-site offices and most of our on-site offices, and may also result in delays in openings of our new medical offices, entry into new markets and expansion in existing markets. In addition, in markets where our health network partners receive visit revenue in return for paying us a fixed price PMPM, a decrease in in-office utilization also reduces the visit revenue received by our health network partners, potentially negatively impacting their ability or willingness to pay us. In addition, due to the shelter-in-place orders across the country, we have implemented work-from-home policies for many employees which may impact productivity and disrupt our business operations, as well as those of our employer customers. While outbreaks such as COVID-19 have resulted in increased membership, such increased membership levels may not be sustained, and our consumer membership and enterprise customer retention may fall. The United States has seen an unprecedented unemployment rate since the start of the pandemic. As a result, we may see a decline in membership or per member usage of our services, resulting in a decline in net patient revenue. Moreover, as part of our rapid response to the COVID-19 pandemic, we have implemented new services and products, including specimen collection and other testing related to and services for COVID-19 based on continuously evolving regulatory standards, which may not be reimbursable or billable services and could result in inaccurate results or other member or employer customer dissatisfaction with such services, potentially resulting in legal disputes or claims. In addition, the COVID-19 pandemic may continue to negatively impact our operations, and net revenues, expenses, collectability of accounts receivables and other money owed, capital expenditures, liquidity, and overall financial condition by disrupting or delaying delivery of materials and products in the supply chain for our offices, including protective equipment for healthcare providers, by causing staffing shortages, by increasing capital expenditures due to the need to buy incremental hardware, or by reducing the liquidity and value of our short-term marketable securities.

Health care organizations around the world, including our health network partners in the United States, have faced and will continue to face, substantial challenges in treating patients with COVID-19, such as the diversion of hospital staff and resources from ordinary functions to the treatment of COVID-19, supply, resource and capital shortages and overburdening of staff and resource capacity. In the United States, governmental authorities have also recommended, and in certain cases required, that elective, specialty and other procedures and appointments, including certain primary

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care services, be suspended or canceled to avoid non-essential patient exposure to medical environments and potential infection with COVID-19 and to focus limited resources and personnel capacity toward the treatment of COVID-19. Some of these measures and challenges will likely continue for the duration of the pandemic, which is uncertain, and will harm the results of operations, liquidity and financial condition of these health care organizations, including certain of our health network partners. We cannot accurately predict at this time the ultimate severity or duration that the foregoing measures and challenges may have on these health care organizations, including us and our health network partners. Our health network partners rely, among other things, on the visit revenue they receive from members to offset the costs of the fixed price PMPM arrangement with us. As a result, our partners may also seek contractual accommodations from us in the future. Given our dependence on our health network partners for a portion of our net revenue, our own business, financial condition and results of operations may be negatively impacted.

The COVID-19 pandemic and similar crises could also diminish the public’s trust in healthcare facilities, especially facilities that fail to accurately or timely diagnose, or are treating (or have treated) patients affected by infectious diseases. As certain of our medical offices treat patients with COVID-19 or other infectious disease, patients may be discouraged from visiting our offices, including cancelling appointments or failing to seek other care at the One Medical PCs. On the other hand, we are seeing patients book appointments for remote visits with our providers in lieu of office appointments. There can be no assurances that patients will continue booking remote visit appointments at the same level or at all for the duration of the pandemic. Our providers also face an increased risk of infection with COVID-19, which may result in staffing shortages at our offices or increased workers’ compensation claims. Our medical offices could also become overburdened with requests for visits or lab testing, and our virtual care teams may also become overburdened with member requests. In order to provide testing services in certain markets and to comply with certain local requirements, we opened temporary testing facilities. We may be required in the future to similarly make alterations to our operations, which increase our costs and diverts resources from managing our business and growth.

State and federal regulators have promulgated a variety of different emergency orders, laws, and regulations intended to permit health care providers to provide care to COVID-19 and other patients in need of medical care during the COVID-19 crisis, including through the relaxation of licensure requirements and privacy restrictions for telehealth and various waivers intended to limit liability for providers treating patients during the COVID-19 pandemic. We are undertaking many new programs to rapidly respond to the COVID-19 pandemic, including telehealth visits and testing arrangements, in reliance on these new initiatives. Although we believe that our arrangements comply with the requirements of these new initiatives, there can be no assurance that such emergency orders, laws and regulations will continue to apply or that regulators or other governmental entities will agree with our interpretation of these arrangements under applicable law, and any regulatory or governmental investigations or other disputes as a result of these arrangements, or the failure of various waivers for limitations of liability or other provisions under such emergency orders, laws and regulations to apply to us could divert resources and harm our business, financial condition and results of operations.

While the potential economic impact brought by and the duration of COVID-19 may be difficult to assess or predict, the widespread pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our common stock. Further, a recession or prolonged economic contraction could also harm the business and results of operations of our enterprise customers, resulting in potential business closures and layoffs of employees. The COVID-19 pandemic has also resulted in a significant increase in unemployment in the United States which may continue even after the pandemic. The occurrence of any such events may lead to reduced disposable income for members, cutbacks in employer benefits programs and reduced size of workforces, which could reduce our membership revenue and in-clinic and onsite clinic utilization and harm our business, financial condition and results of operations.

The global outbreak of COVID-19 continues to rapidly evolve. The ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. We cannot at this time precisely predict what effects the COVID-19 outbreak will have on our business, results of operations and financial condition, including due to uncertainties relating to the ultimate geographic spread of the virus within the United States, the severity of the disease, the duration of the pandemic and the governmental responses to the pandemic.

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In addition, given the inherent uncertainty surrounding COVID-19 due to rapidly changing governmental directives, public health challenges and economic disruption and the duration of the foregoing, the potential impact that COVID-19 could have on the other Risk Factors described in this “Risk Factors” section and the Risk Factors contained in and incorporated by reference herein remain unclear.

Risks Related to this Offering and Ownership of Our Common Stock

Our stock price may be volatile, and the value of our common stock may decline.

The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control or are related in complex ways, including:

•	actual or anticipated fluctuations in our financial condition and operating results;
•	variance in our financial performance from expectations of securities analysts or investors;
•	changes in the pricing we offer our members;
•	changes in our projected operating and financial results;
•

the impact of COVID-19 on our financial performance, financial condition and results of operations, and the financial performance and financial condition of our health network partners, on our payers, our enterprise customers and others;

•	the impact of protests and civil unrest;
•	our relationships with our health network partners and any changes to or terminations of our contracts with the health network partners;
•	changes in laws or regulations applicable to our solutions and services;
•	announcements by us or our competitors of significant business developments, acquisitions, or new offerings;
•	publicity associated with issues with our services and technology platform;
•	our involvement in litigation, including medical malpractice claims and consumer class action claims;
•	any governmental investigations or inquiries into or challenges to our relationships with the One Medical PCs under the ASAs or to our relationships with health network partners;
•	future sales of our common stock or other securities, by us or our stockholders, as well as the anticipation of lock-up releases;
•	changes in senior management or key personnel;
•	developments or disputes concerning our intellectual property or other proprietary rights;
•	allegations that we have infringed, misappropriated or otherwise violated any intellectual property of any third party;
•	changes in accounting standards, policies, guidelines, interpretations or principles;

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•

actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally, including competition or perceived competition from well-known and established companies or entities;

•	the trading volume of our common stock;
•	changes in the anticipated future size and growth rate of our market;
•	rates of unemployment; and
•	general economic, regulatory, and market conditions, including economic recessions or slowdowns.

Broad market and industry fluctuations, as well as general economic, political, regulatory, and market conditions, may negatively impact the market price of our common stock. In addition, given the relatively small public float of shares of our common stock on The Nasdaq Global Select Market, or Nasdaq, the trading market for our shares may be subject to increased volatility. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us, because companies reliant on technology solutions have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

As a result of being a public company, we are obligated to maintain proper and effective internal control over financial reporting and any failure to maintain the adequacy of these internal controls may negatively impact investor confidence in our company and, as a result, the value of our common stock.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of The Nasdaq Global Select Market. In particular, we are required pursuant to Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an emerging growth company. We have commenced but not yet completed the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation required under Section 404. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. Any failure to maintain effective internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities and our access to the capital markets could be restricted in the future.

We have identified material weaknesses in our internal control over financial reporting resulting from an ineffective risk assessment process, which led to improperly designed controls. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.  Specifically, as a result of the ineffective risk assessment, we identified the following material weaknesses as we did not effectively design, implement and maintain: (i) adequate controls over the accounting for significant and unusual transactions (ii) adequate controls to address segregation of duties and (iii) adequate controls over information technology general controls including the following: program change management, user access, computer operations controls and program development.

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These IT deficiencies, when aggregated, could impact effective segregation of duties as well as the effectiveness of IT-dependent controls that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, our management has determined these deficiencies in the aggregate constitute a material weakness.

In addition, the material weakness related to significant and unusual transactions resulted in a prior restatement of previously issued financial statements related primarily to the original accounting for the consolidation of the PCs and subsequent allocation of losses to noncontrolling interest. The material weaknesses related to segregation of duties and IT general controls did not result in any material misstatements of our financial statements or disclosures. Each of these material weaknesses could, however, result in a misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected.

We are implementing measures designed to improve our internal control over financial reporting and remediate the control deficiencies contributed to the material weaknesses noted above. Specifically, we are designing and implementing controls related to (i) the preparation and review of accounting for significant and unusual transactions, (ii) implementing formal processes and controls to identify, monitor and mitigate segregation of duties conflicts and (iii) enhancing existing policies and implementing appropriate processes to strengthen our information technology general controls across the relevant IT domains (access to programs and data, program changes, computer operations and program development). We cannot assure you that the measures we are taking will be sufficient to avoid potential future material weaknesses. Accordingly, there could continue to be a possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.

A significant portion of our total outstanding common stock may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time, subject to the restrictions and limitations described below. If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market, the market price of our common stock could decline significantly. In connection with this offering, we, our directors (though not the funds with which certain of our directors are affiliated), our executive officers and the selling stockholders have agreed with J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, on behalf of the underwriters for this offering, that for 90 days after the date of this prospectus, subject to certain exceptions, we will not, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, directly or indirectly, dispose of any of our common stock or securities convertible into or exercisable or exchangeable for our common stock, subject to certain exceptions as described further under “Underwriting,” including sales under existing trading plans established pursuant to Rule 10b5-1 under the Exchange Act. In addition, in connection with our initial public offering, all of our executive officers and directors and the holders of substantially all of the shares of our capital stock and securities exercisable or exchangeable for shares of our capital stock outstanding prior to our initial public offering have agreed with the underwriters for our initial public offering, or with us pursuant to market stand-off provisions, that to and including July 28, 2020, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, they will not, directly or indirectly, dispose of any of our common stock or securities convertible into or exercisable or exchangeable for our common stock, subject to certain exceptions. See “Underwriting.”

In addition, we filed a registration statement on Form S-8 registering the issuance of approximately 47.7 million shares of common stock subject to options or other equity awards issued or reserved for future issuance under our equity incentive plans. Shares registered under this registration statement on Form S-8 will be available for sale in the public market subject to vesting arrangements and exercise of options, outstanding lock-up agreements and, in the case of our affiliates, the restrictions of Rule 144.

Certain holders of our common stock and warrants to purchase common stock, or their transferees, have rights, subject to some conditions, to require us to file one or more registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If we were to register the resale of these shares, they could be freely sold in the public market without limitation. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

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Concentration of ownership of our common stock among our executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Certain stockholders, including our executive officers, directors and holders of greater than 5% of our common stock outstanding, including certain of the selling stockholders, will continue to own a substantial portion of our outstanding common stock. These stockholders, acting together, will be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions. The interests of this group of stockholders may not coincide with the interests of other stockholders.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our common stock price and trading volume could decline.

Our stock price and trading volume are heavily influenced by the way analysts and investors interpret our financial information and other disclosures. If securities or industry analysts do not publish research or reports about our business, delay publishing reports about our business or publish negative reports about our business, regardless of accuracy, our common stock price and trading volume could decline.

The trading market for our common stock depends, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. We are covered by only a limited number of analysts. If the number of analysts that cover us declines, demand for our common stock could decrease and our common stock price and trading volume may decline.

Even if our common stock is actively covered by analysts, we do not have any control over the analysts or the measures that analysts or investors may rely upon to forecast our future results. Over-reliance by analysts or investors on any particular metric to forecast our future results may result in forecasts that differ significantly from our own.

Regardless of accuracy, unfavorable interpretations of our financial information and other public disclosures could have a negative impact on our stock price. If our financial performance fails to meet analyst estimates, for any of the reasons discussed above or otherwise, or one or more of the analysts who cover us downgrade our common stock or change their opinion of our common stock, our stock price would likely decline.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and may be restricted by the terms of any then-current credit facility, including our loan and security agreement with Silicon Valley Bank. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

•	provide for a classified board of directors whose members serve staggered terms;
•

authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;

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•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;
•	specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our chief executive officer;
•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;
•	prohibit cumulative voting in the election of directors;
•	provide that our directors may be removed for cause only upon the vote of the holders of at least 662⁄3% of our outstanding shares of common stock;
•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and
•

require the approval of our board of directors or the holders of at least 662/3% of our outstanding shares of common stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder. Any delay or prevention of a change of control transaction or changes in our management could cause the market price of our common stock to decline.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware or, under certain circumstances, the federal district courts of the United States of America will be the exclusive forums for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law for:

•	any derivative action or proceeding brought on our behalf;
•	any action asserting a breach of fiduciary duty;
•	any action arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; and
•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any claim for which the federal district courts of the United States of America have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. Our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any

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person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentences.

Our amended and restated certificate of incorporation provides that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions, and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees. If any other court of competent jurisdiction were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations, financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions.

We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, factors and assumptions described in “Risk Factors” and elsewhere in this prospectus, and in our Form 10-K and our Form 10-Q, which are incorporated by reference into this prospectus in their entirety, together with other information in this prospectus, the documents incorporated by reference and any free writing prospectus that we may authorize for use in connection with this offering. These factors include, among other things:

•	actual or anticipated fluctuations in our financial condition and operating results;
•	variance in our financial performance from expectations of securities analysts or investors;
•	changes in our projected operating and financial results;
•	changes in the pricing we offer our members;
•	our relationships with our health network partners and enterprise clients and any changes to or terminations of our contracts with the health network partners or enterprise clients;
•	changes in laws or regulations applicable to our solutions and services;
•

the impact of COVID-19 on our financial performance, financial condition and results of operations, and the financial performance and financial condition of our health network partners, on our payers, our enterprise customers and others;

•	the impact of protests and civil unrests;
•	announcements by us or our competitors of significant business developments, acquisitions or new offerings;
•	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;
•	publicity associated with issues with our services and technology platform;
•	our involvement in litigation, including medical malpractice claims and consumer class actions;
•	any governmental investigations or inquiries into or challenges to our relationships with the One Medical PCs under the ASAs;
•	future sales of our common stock or other securities, by us or our stockholders, as well as the anticipation of lock-up releases;
•	changes in senior management or key personnel;

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•	developments or disputes concerning our intellectual property or other proprietary rights;
•	allegations that we have infringed, misappropriated or otherwise violated any intellectual property of any third party;
•	changes in accounting standards, policies, guidelines, interpretations or principles;
•	the trading volume of our common stock;
•	general economic, regulatory and market conditions;
•	civil unrest in our markets;
•	our estimates of our market opportunity and changes in the anticipated future size and growth rate of our market;
•	our ability to retain and recruit key personnel and expand our sales force;
•	the ability of the One Medical PCs to attract and retain high quality providers;
•	our ability to fund our working capital requirements;
•	our compliance with, and the cost of, federal, state and foreign regulatory requirements; and
•

our expected use of proceeds from this offering. These risks are not exhaustive. Other sections of this prospectus may include additional factors that could harm our business and financial performance. New risk factors may emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements as predictions of future events.

You should read this prospectus and the documents incorporated by reference in this prospectus with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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MARKET AND INDUSTRY DATA

This prospectus and the documents incorporated by reference contain estimates and information concerning our industry and our business, including estimated market size, and projected growth rates of the markets in which we participate. Unless otherwise expressly stated, we obtained this industry, business, market, medical and other information from reports, research surveys, studies and similar data prepared by third parties, industry, medical and general publications, government data and similar sources.

This information involves a number of assumptions and limitations. Although we are responsible for all of the disclosure contained or incorporated by reference in this prospectus and we believe the third-party market position, market opportunity and market size data included or incorporated by reference in this prospectus are reliable, we have not independently verified the accuracy or completeness of this third-party data. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” in this prospectus, and in the “Risk Factors” sections in our Form 10-K and our Form 10-Q, which are incorporated by reference herein. These and other factors could cause results to differ materially from those expressed in these publications and reports.

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USE OF PROCEEDS

The selling stockholders are offering all of the shares of common stock in this offering, including any shares to be sold if the underwriters’ exercise their option to purchase additional shares. Accordingly, we will not receive any proceeds from the sale of common stock by the selling stockholders.

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DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. The terms of our senior secured credit facility restrict our ability to pay dividends or make distributions on our common stock, and we may enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends or make distributions on our capital stock. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

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MANAGEMENT

The following table sets forth certain information for our executive officers and directors as of December 31, 2019:

Name	Age	Position(s)
Executive Officers
Amir Dan Rubin	50	Chair, Chief Executive Officer and President
Bjorn B. Thaler	43	Chief Financial Officer
Andrew S. Diamond, M.D., Ph.D.*	49	Chief Medical Officer
Kimber D. Lockhart	33	Chief Technology Officer
Lisa A. Mango	52	General Counsel and Corporate Secretary

Non-Employee Directors
Paul R. Auvil(1)	56	Director
Mark S. Blumenkranz, M.D.(1)	68	Director
Bruce W. Dunlevie(3)**	63	Director
Kalen F. Holmes, Ph.D.(2)(3)	53	Director
David P. Kennedy(2)	49	Director
Freda Lewis-Hall, M.D.	64	Director
Robert R. Schmidt(2)(3)	37	Director
David B. Singer(1)	57	Director

(1)Member of the audit committee

(2)Member of the compensation committee

(3)Member of the nominating and corporate governance committee

*Employee of One Medical Group, Inc., a consolidated One Medical PC. Dr. Diamond provides services to us pursuant to contractual arrangements with 1Life and One Medical Group, Inc.

**Lead Independent Director

See Item 10. “Directors, Executive Officers and Corporate Governance” of our Form 10-K for additional information, which is incorporated by reference herein, for additional information regarding our management team and board of directors.

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK

The following is a description of the common stock, $0.001 par value per share, which summarizes the provisions of our amended and restated certificate of incorporation, our amended and restated bylaws and certain provisions of the Delaware General Corporation Law. The description is intended as a summary, and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, each of which is incorporated by reference herein.

Authorized Capital Stock

Our authorized capital stock consists of 1,000,000,000 shares of common stock and 10,000,000 shares of preferred stock, par value $0.001 per share. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely impacted by the rights of the holders of shares of any series of our preferred stock that we may designate in the future. As of March 31, 2020, we had no shares of preferred stock issued and outstanding. Our common stock is listed on The Nasdaq Global Select Market under the symbol “ONEM.”

Common Stock

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our certificate of incorporation does not provide for cumulate votes for the election of directors. Our certificate of incorporation establishes a classified board of directors, divided into three classes with staggered three-year terms. Only one class of directors is elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. These provisions in our Certificate of Incorporation could discourage potential takeover attempts. See “—Anti-takeover Provisions” below.

Dividend Rights

Subject to preferences that may apply to any outstanding preferred stock, holders of our common stock are entitled to receive ratably any dividends that our board of directors may declare out of legally available funds. We do not anticipate paying any cash dividends in the foreseeable future.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference of any outstanding preferred stock.

Preemptive or Similar Rights

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely impacted by, the rights of holders of shares of any series of preferred stock that we may designate in the future.

Registration Rights

Certain holders of shares of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act. The shares subject to such registration rights are referred to as registrable securities. These registration rights are contained in our amended and restated investors’ rights agreement, or the IRA, and are described in additional detail below.

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the shares registered pursuant to the demand and piggyback registrations described below, and the applicable stockholders party to the IRA pay the registration expenses (including underwriting discounts, selling commissions and stock transfer taxes) of the shares registered pursuant to the Form S-3 registrations and any related underwritten shelf takedowns described below.

Generally, in an underwritten offering (other than a shelf takedown), if we determine in good faith in consultation with the underwriters, we have the right, subject to specified conditions, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will terminate on the seventh anniversary of the closing of our initial public offering.

Demand Registration Rights

Beginning on the date six months after our initial public offering, upon the written request of (i) the holders of more than 65% of our registrable securities then outstanding or (ii) the Carlyle Investor and its affiliates that we file a registration statement under the Securities Act, if the anticipated aggregate offering price would exceed $50,000,000 we are obligated to register the sale of all registrable securities that the holders may request in writing to be registered. We are required to effect no more than four registration statements that are declared or ordered effective, two at the request of the holders of more than 65% of our registrable securities then outstanding, and two at the request of the Carlyle Investor. We may postpone the filing of a registration statement for up to 120 days once in a twelve-month period if in the good faith judgment of our board of directors such registration would be seriously detrimental to us.

Piggyback Registration Rights

If we register any of our securities for public sale, either for our own account or for the account of other security holders, we will also have to register all registrable securities that the holders of such securities request in writing be registered. In connection with the filing of the registration statement of which this prospectus forms a part, the holders of registrable securities were entitled to, and the necessary percentage of holders waived, their rights to include their shares of registrable securities in the registration statement of which this prospectus forms a part. This piggyback registration right does not apply to a registration relating to any of our stock plans, stock purchase or similar plan, a transaction under Rule 145 of the Securities Act or a registration related to stock issued upon conversion of debt securities. We, based on consultation with the underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if the underwriters determine that including all registrable securities will jeopardize the success of the offering.

Form S-3 Registration Rights

The holders of the registrable securities are entitled to certain registration rights on Form S-3. The holders of these shares can request that we register all or a portion of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is in excess of $5,000,000. In addition, from time to time when a registration statement on Form S-3 is effective, the holders of the shares registered may request that we facilitate a shelf takedown of all or a portion of their shares if the gross proceeds from the offering is at least $50,000,000. We are required to effect no more than two Form S-3 registration statements that are declared or ordered effective and two shelf takedowns in any 12-month period. We are also required to effect no more than one shelf takedown in any 90-day period. We may postpone the filing of a registration statement or a shelf takedown for up to 120 days not more than twice in a 12-month period if in the good faith judgment of our board of directors such registration would be seriously detrimental to us. The foregoing shelf takedown and Form S-3 rights are subject to a number of additional exceptions and limitations.

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

Anti-takeover Provisions

Section 203 of the Delaware General Corporation Law

We are subject to Section 203 of the Delaware General Corporation Law, or Section 203, which prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status owned, 15% or more of the outstanding voting stock of the corporation.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

Certificate of Incorporation and Bylaws

Among other things, our certificate of incorporation and bylaws:

•

permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

•	provide that the authorized number of directors may be changed only by resolution of our board of directors;
•	provide that our board of directors will be classified into three classes of directors;
•

provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least 66 2/3% of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;
•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•

do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of the voting power of all of our then-outstanding common stock entitled to vote generally in the election of directors, voting together as a single class.

The combination of these provisions make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock.

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

Choice of Forum

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty owed by any of our directors, officers, employees or stockholders to us or our stockholders; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any claim for which the federal district courts of the United States of America have exclusive jurisdiction. In addition, our certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. In March 2020, the Delaware Supreme Court ruled that such an exclusive forum provision is facially valid.

Exchange Listing

Our common stock is currently listed on the Nasdaq Global Select Market under the symbol “ONEM.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219 and the telephone number is (800) 937-5449.

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

PRINCIPAL AND Selling STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock as of April 30, 2020 and as adjusted to reflect the sale of the common stock offered by the selling stockholders in this offering, for:

•	each person or group known to us who beneficially owns more than 5% of our common stock immediately prior to this offering;

•	each of our directors;

•	each of our named executive officers named in Item 11. “Executive Compensation,” of our Form 10-K;

•	each of the selling stockholders; and

•	all of our directors and executive officers as a group.

Each stockholder’s percentage ownership is based on 126,126,553 shares of common stock outstanding as of April 30, 2020. Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of April 30, 2020 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all common stock shown as beneficially owned by the stockholder.

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

Unless otherwise indicated, the address of each beneficial owner listed below is c/o 1Life Healthcare, Inc., One Embarcadero Center, Suite 1900, San Francisco, California 94111. Except as stated in the footnotes below, none of the selling stockholders or their affiliates, officers, directors and principal equity holders have held any position or office or have had any material relationship with us or our affiliates within the past three years.

	Shares Beneficially Owned Before the Offering		Number of Shares Being Offered	Shares Beneficially Owned After the Offering(1)
Selling Stockholder	Number	Percent	Number	Common Stock Beneficially Owned	Percent
Selling Stockholder:
Carlyle Partners VII Holdings, L.P.(2)	28,157,681	22.3%			%

Other Principal Stockholders:
Benchmark Capital Partners V, L.P.(3)	13,629,610	10.8
Oak Investment Partners XII, L.P.(4)	12,022,217	9.5
Thomas H. Lee, M.D., and affiliated entity(5)	8,240,578	6.4
Entities affiliated with DAG Ventures(6)	7,979,840	6.3

Directors and Named Executive Officers
Amir Dan Rubin(7)	6,106,073	4.6
Bjorn Thaler(8)	14,087	*
Kimber D. Lockhart(9)	686,482	*
Paul R. Auvil(10)	984	*
Mark S. Blumenkranz, M.D.	—	—
Bruce W. Dunlevie(3)	13,629,610	10.8
Kalen F. Holmes, Ph.D.(11)	45,532	*
David P. Kennedy(12)	382,325	*
Freda Lewis-Hall, M.D.	—	—
Robert R. Schmidt	—	—
David B. Singer	—	—
All directors and executive officers as a group (13 persons)(13)	21,530,131	16.2

(1)	Assumes no exercise of the underwriters’ option to purchase additional shares. See “Underwriting.”

(2)

Reflects shares of common stock held of record by Carlyle Partners VII Holdings, L.P., or the Carlyle Investor. Carlyle Group Management L.L.C. holds an irrevocable proxy to vote a majority of the shares of The Carlyle Group Inc., or Carlyle, a publicly traded company listed on Nasdaq. Carlyle is the sole member of Carlyle Holdings II GP L.L.C., which is the managing member of Carlyle Holdings II L.L.C., which, with respect to the shares of common stock held by the Carlyle Investor, is the managing member of CG Subsidiary Holdings L.L.C., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole member of TC Group VII, L.L.C., which is the general partner of TC Group VII, L.P., which is the general partner of the Carlyle Investor. Voting and investment determinations with respect to the shares of common stock held by the Carlyle Investor are made by an investment committee of TC Group VII, L.P., comprised of Allan Holt, William Conway, Jr., Daniel D’Aniello, David Rubenstein, Peter Clare, Kewsong Lee, Norma Kuntz, Sandra Horbach and Marco De Benedetti as a non-voting observer. Accordingly, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities held of record by the Carlyle Investor. Each of them disclaims beneficial ownership of such securities. The address for Carlyle Partners VII Holdings, L.P. is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW, Suite 220 South, Washington, D.C. 20004.

In August 2018, we issued and sold to the Carlyle Investor an aggregate of 17,699,115 shares of our Series I preferred stock at a purchase price of $12.43 per share for an aggregate purchase price of $220 million. Each share of Series I preferred stock

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

converted into one share of common stock upon the closing of our initial public offering in February 2020. Robert R. Schmidt, a member of our board of directors, is a principal of Carlyle.

(3)

Reflects shares of common stock held by Benchmark Capital Partners V, L.P., or BCP V. Benchmark Capital Management Co. V, L.L.C., or BCM V, is the general partner of BCP V. Bruce W. Dunlevie, a member of our board of directors, Alexandre Balkanski, Peter H. Fenton, J. William Gurley, Kevin R. Harvey, Robert C. Kagle, Mitchell H. Lasky and Steven M. Spurlock are the managing members of BCM V, and each of them may be deemed to hold shared voting and dispositive power over the shares held by BCP V. The address for Benchmark Capital Partners V, L.P. is 2965 Woodside Road, Woodside, California 94062.

(4)

Consists of (i) 12,011,380 shares of common stock held by Oak Investment Partners XII, L.P., or Oak XII, and (ii) 10,837 shares of common stock issuable to Oak XII pursuant to a warrant exercisable within 60 days of April 30, 2020. Oak Investment Partners XII, L.P., or Oak XII, is managed by its general partner, Oak Associates XII, LLC, or Oak Associates XII. Ann H. Lamont, Bandel L. Carano, Edward F. Glassmeyer and Frederic W. Harman, collectively serve as Executive Managing Members of Oak Associates XII, or the Executive Managing Members. The Executive Managing Members have shared voting and investment control over all of the shares held by Oak Associates XII. Each Executive Managing Member of Oak Associates XII disclaims beneficial ownership of the shares held by Oak XII, except to the extent of each such Executive Managing Members pecuniary interest therein. The address for Oak Investment Partners XII, L.P. is 901 Main Avenue, Suite 600, Norwalk, Connecticut 06851.

(5)

Consists of (i) 5,765,578 shares of common stock held by Thomas Ho Lee, M.D., Trustee of the TXL Revocable Trust, and (ii) 2,475,000 shares of common stock issuable to Dr. Lee pursuant to options exercisable within 60 days of April 30, 2020.

(6)

Consists of (i) 6,232,597 shares of common stock held by DAG Ventures IV-QP, L.P., or DAG IV-QP; (ii) 5,082 shares of common stock issuable to DAG IV-QP pursuant to a warrant exercisable within 60 days of April 30, 2019; (iii) 1,082,954 shares of common stock held by DAG Ventures IV-A, LLC, or DAG IV-A; (iv) 658,670 shares of common stock held by DAG Ventures IV, L.P., or DAG IV; and (v) 537 shares of common stock issuable to DAG IV pursuant to a warrant exercisable within 60 days of April 30, 2020. DAG Ventures Management IV, LLC, or DAG IV LLC, serves as the general partner of DAG Ventures IV-QP, L.P., or DAG IV-QP, and DAG Ventures IV, L.P., or DAG IV. As such, DAG IV LLC possesses power to direct the voting and disposition of the shares owned by DAG IV-QP and DAG IV and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-QP and DAG IV. DAG IV LLC serves as the manager of DAG Ventures IV-A, LLC, or DAG IV-A. As such, DAG IV LLC possesses power to direct the voting and disposition of the shares owned by DAG IV-A and may be deemed to have indirect beneficial ownership of the shares held by DAG IV-A. DAG IV LLC does not own any of our securities directly. R. Thomas Goodrich and John J. Cadeddu are the managers of DAG IV LLC and possess power to direct the voting and disposition of the shares held by DAG IV-QP, DAG IV and DAG IV-A, and as such, may be deemed to have indirect beneficial ownership of such shares. The address for DAG Ventures is 251 Lytton Avenue, Suite 200, Palo Alto, California 94301.

(7)

Consists of (i) 249,377 shares of common stock held directly by Mr. Rubin and (ii) 5,856,696 shares of common stock issuable to Mr. Rubin pursuant to options exercisable within 60 days of April 30, 2020.

(8)	Reflects shares of common stock issuable to Mr. Thaler pursuant to options exercisable within 60 days of April 30, 2020.

(9)

Consists of (i) 35,669 shares of common stock held directly by Ms. Lockhart and (ii) 650,813 shares of common stock issuable to Ms. Lockhart pursuant to options exercisable within 60 days of April 30, 2020.

(10)	Reflects shares of common stock issuable to Mr. Auvil pursuant to options exercisable within 60 days of April 30, 2020.

(11)	Consists of (i) 31,915 shares of common stock held directly Ms. Holmes and (ii) 13,617 shares of common stock issuable to Ms. Holmes pursuant to options exercisable within 60 days of April 30, 2020.

(12)

Consists of (i) 381,341 shares of common stock held by the Cape Lone Star Trust for which Mr. Kennedy and his wife are trustees and share voting and dispositive power and (ii) 984 shares of common stock issuable to Mr. Kennedy pursuant to options exercisable within 60 days of April 30, 2020.

(13)

Consists of (i) 14,436,886 shares of common stock directly or indirectly held by all current executive officers and directors as a group and (ii) 7,093,245 shares of common stock issuable pursuant to options exercisable within 60 days of April 30, 2020.

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, and does not deal with foreign, state and local consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Internal Revenue Code of 1986, as amended, or the Code, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers and traders in securities, U.S. expatriates, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, corporations organized outside of the United States, any state thereof and the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes, persons that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment or other risk reduction strategy, persons who acquire our common stock through the exercise of an option or otherwise as compensation, persons subject to the alternative minimum tax or federal Medicare contribution tax on net investment income, persons subject to special tax accounting rules under Section 451(b) of the Code, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, partnerships and other pass-through entities or arrangements, and investors in such pass-through entities or arrangements. Such Non-U.S. Holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them. Furthermore, the discussion below is based upon the provisions of the Code, and Treasury Regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion assumes that the Non-U.S. Holder holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion is for informational purposes only and is not tax advice. Persons considering the purchase of our common stock pursuant to this offering should consult their own tax advisors concerning the U.S. federal income, estate and other tax consequences of acquiring, owning and disposing of our common stock in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction, including any state, local or foreign tax consequences.

For the purposes of this discussion, a “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of common stock that is neither a U.S. Holder, nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes regardless of its place of organization or formation). A “U.S. Holder” means a beneficial owner of common stock that is for U.S. federal income tax purposes any of the following:

•	an individual who is a citizen or resident of the United States;
•

a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

Distributions

Distributions, if any, made on our common stock to a Non-U.S. Holder to the extent made out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussions below regarding effectively connected income, backup withholding and foreign accounts. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly executed IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that treaty. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. In the case of a Non-U.S. Holder that is an entity, Treasury Regulations and the relevant tax treaty provide rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends will be treated as paid to the entity or to those holding an interest in that entity. With certain exceptions, if a Non-U.S. Holder holds stock through a financial institution or other agent acting on the Non-U.S. Holder’s behalf, the Non-U.S. Holder will be required to provide appropriate documentation to such agent. The Non-U.S. Holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty and does not timely file the required certification, the Non-U.S. Holder may be able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to us (or, if stock is held through a financial institution or other agent, to such agent). In general, such effectively connected dividends will be subject to U.S. federal income tax, on a net-income basis at the regular rates applicable to U.S. residents. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

To the extent distributions on our common stock, if any, exceed our current and accumulated earnings and profits, they will first reduce the Non-U.S. Holder’s adjusted basis in our common stock, but not below zero, and then will be treated as gain to the extent of any excess amount distributed, and taxed in the same manner as gain realized from a sale or other disposition of common stock as described in the next section.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and foreign accounts, a Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (a) the gain is effectively connected with a trade or business of such Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States), (b) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met or (c) we are or have been a “United States real property holding corporation” within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder holding period. In general, we would be a United States real property holding corporation if our interests in U.S. real estate comprise (by fair market value) at least half of our business assets. We believe that we have not been and we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the Non-U.S. Holder holding period and (2) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market. If any gain on a Non-U.S. Holder’s disposition is taxable because we are a

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

United States real property holding corporation and the Non-U.S. Holder’s ownership of our common stock exceeds 5%, the Non-U.S. Holder will be taxed on such disposition generally in the manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to the provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply.

A Non-U.S. Holder described in (a) above will be required to pay tax on the net gain derived from the sale at regular U.S. federal income tax rates, and corporate Non-U.S. Holders described in (a) above may be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Gain described in (b) above will be subject to U.S. federal income tax at a flat 30% rate or such lower rate as may be specified by an applicable income tax treaty, which gain may be offset by certain U.S.-source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Information Reporting Requirements and Backup Withholding

Generally, we and other withholding agents must report information to the IRS with respect to any dividends we pay on our common stock (even if the payments are exempt from withholding), including the amount of any such dividends, the name and address of the recipient and the amount, if any, of tax withheld. A similar report is sent to the Non-U.S. Holder to whom any such dividends are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Dividends paid by us (or our paying agents) to a Non-U.S. Holder may also be subject to U.S. backup withholding (currently at a rate of 24%). U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI (as applicable), or otherwise establishes an exemption. Notwithstanding the foregoing, backup withholding may apply if the payer has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of any broker, U.S. or foreign, except that information reporting and such requirements may be avoided if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes, certain brokers with substantial U.S. ownership or operations generally will be treated in a manner similar to U.S. brokers.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the tax liability of persons subject to backup withholding, provided that the required information is timely furnished to the IRS.

Foreign Accounts

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments, including dividends paid on, and, the gross proceeds of a disposition of, our common stock paid to a foreign financial institution (as specifically defined by applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a federal withholding tax of 30% on certain payments, including dividends paid on, and the gross proceeds of a disposition of, our common stock to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding substantial direct and indirect U.S. owners of the entity. An intergovernmental agreement between the United States and an applicable foreign country may modify those requirements. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules.

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

The withholding provisions described above currently apply to payments of dividends, and, subject to the proposed Treasury Regulations described below, will apply to payments of gross proceeds from a sale or other disposition of common stock on or after January 1, 2019.

The U.S. Treasury Department has released proposed regulations that, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our common stock. In its preamble to such proposed regulations, the U.S. Treasury Department stated that taxpayers generally may rely on the proposed regulations until final regulations are issued. Non-U.S. Holders are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT OR PROPOSED CHANGE IN APPLICABLE LAW.

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

UNDERWRITING

The selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have severally agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares

J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC

Total

The underwriters are committed to purchase all the shares of common stock offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $        per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $        per share from the public offering price. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                   additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling stockholders per share of common stock. The underwriting fee is $        per share. The following table shows the per-share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

approximately $                    . The selling stockholders have agreed to reimburse us for the total expenses incurred by us in this offering.  The selling stockholders have also agreed to reimburse the underwriters for reasonable fees and expenses of counsel related to the review by FINRA of the terms of sale of the shares of common stock offered hereby in an amount not to exceed $                       .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives for a period of 90 days after the date of this prospectus, subject to certain exceptions, including in connection with the issuance of up to 5% of the shares of common stock outstanding immediately following the closing of this offering in acquisitions or other similar strategic transactions.

Our directors (though not the funds with which certain of our directors are affiliated), our executive officers and the selling stockholders, which we refer to as “lock-up parties,” have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of the representatives, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), which we collectively refer to as “lock-up securities,” or (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, or publicly disclose the intention to do any of the foregoing.

The lock-up restrictions described in the immediately preceding paragraph are subject to specified exceptions, including the following:

a.

transfers of lock-up securities (i) as a bona fide gift or gifts, (ii) by will, other testamentary document or intestacy, or (iii) to any immediate family member of the lock-up party or to any trust or other legal entity for the benefit of the lock-up party or immediate family of the lock-up party, or if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

b.

transfers of lock-up securities to a partnership, limited liability company or other entity of which lock-up party and the lock-up party’s immediate family are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

c.	transfers of lock-up securities to a corporation, member, partner, partnership, limited liability company, trust or other entity that is an affiliate of the lock-up party;

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

d.

transfers of lock-up securities to any investment fund or other entity controlled or managed by the lock-up party or its affiliates (including where the lock-up party is a partnership, to a successor partnership or fund, or any other funds managed by such partnership);

e.	transfers of lock-up securities to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible above;
f.

if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, distributions of lock-up securities to the lock-up party’s or its affiliates’ members, stockholders, partners or equityholders or its affiliates (including a fund managed by the same manager or managing member or general partner or management company or by an entity controlling, controlled by, or under common control with such manager or managing member or general partner or management company as the lock-up party or who shares a common investment advisor with the lock-up party);

g.	transfers of lock-up securities by operation of law, pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement or final order of a court or regulatory agency;
h.

transfers of lock-up securities to us from one of our employees, independent contractors or service providers upon death, disability, termination of employment or cessation of services, in each case, of such employee, independent contractor or service provider;

i.	transfers of shares of common stock acquired in this offering, if any, or in open market transactions after the closing of this offering;
j.

transfers of shares of common stock to us in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants or other rights to purchase shares of common stock (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax withholdings or remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, options, warrants or rights;

k.

transfers of lock-up securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors and made to all holders of our capital stock involving a change of control;

l.

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the 90-day restricted period and no filing under the Exchange Act or other public announcement would be required or be voluntarily made during the 90-day restricted period;

m.

the receipt from us of shares of common stock in connection with the exercise of options or other rights granted under an equity incentive plan or other equity award plan or program or pursuant to an individual award agreement between us and the lock-up party, and

n.	transfers of the shares of common stock to be sold in this offering;

provided that:

•	in the case of any transfer or distribution pursuant to clauses (a) through (g), (j) and (m) above, each donee, trustee, distributee or transferee shall sign and deliver a lock-up agreement;
•

in the case of any transfer or distribution pursuant to clauses (a)(i), (a)(iii), (b) through (f) and (i) above, no filing under the Exchange Act or other public announcement would be required or be voluntarily made except filings made pursuant to Section 13 of the Exchange Act or on Form 5 that clearly indicate the nature and conditions of the transfer or distribution;

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

•

in the case of any transfer or distribution pursuant to clauses (a)(ii), (j) and (m), any filing under the Exchange Act or other public report or announcement would clearly indicate the nature and conditions of the transfer or distribution; and

•	in the case of any transfer or distribution pursuant to clauses (a) through (f) above, such transfer or distribution would not involve a disposition for value.

In addition, in connection with our initial public offering, all of our executive officers and directors and the holders of substantially all of the shares of our capital stock and securities exercisable or exchangeable for shares of our capital stock outstanding prior to our initial public offering have agreed with the underwriters for our initial public offering, or with us pursuant to market stand-off provisions, that to and including July 28, 2020, without the prior written consent of the representatives of our initial public offering, they will be subject to lock-up restrictions substantially consistent with those described above, subject to the exceptions described in (a) through (m) above.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the Nasdaq under the symbol “ONEM”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

Selling Restrictions

Other than in the United States, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or
(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

The shares are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the shares or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the SFO, of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong), or the CO, or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Singapore

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, the we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are ‘‘prescribed capital markets products’’ (as

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(a)

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA and in accordance with the conditions specified in Section 275 of the SFA; or
(c)	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;
(i)	where no consideration is or will be given for the transfer;
(ii)	where the transfer is by operation of law;
(iii)	as specified in Section 276(7) of the SFA; or

as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the shares.

The shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act ("FinSA") and no application has or will be made to admit the shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

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United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Palo Alto, California. Davis Polk & Wardwell LLP, Menlo Park, California is representing the underwriters.

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EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2019 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to our company and common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can find our SEC filings, including the registration statement, on the internet at the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act, and we have filed and will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available at the website of the SEC referred to above. We also maintain a website at www.onemedical.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The reference to our website is an inactive textual reference only. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, other than those SEC filings specifically incorporated by reference herein.

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (File No. 001-39203):

•	our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 27, 2020;
•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the SEC on May 14, 2020;
•	our Current Reports on Form 8-K filed with the SEC on February 4, 2020 and May 29, 2020;
•

the description of our common stock set forth in our registration statement on Form 8-A, filed with the SEC on January 28, 2020, including any amendments thereto or reports filed for the purposes of updating this description.

Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to 1Life Healthcare Inc., Attn: Investor Relations, One Embarcadero Center, Suite 1900 San Francisco, CA 94111.

You also may access these filings on our website at www.onemedical.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the SEC registration fee, and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

Amount
SEC registration fee	$—
FINRA filing fee
Accountants’ fees and expenses
Legal fees and expenses
Transfer agent’s fees and expenses
Printing and engraving expenses
Miscellaneous
Total expenses	$—

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of 1Life Healthcare, Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, our best interests. At present, there is no pending litigation or proceeding involving any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his or her capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement filed as Exhibit 1.1 hereto, to indemnify us, our officers and our directors against liabilities under the Securities Act.

Confidential Treatment Requested by 1Life Healthcare, Inc. Pursuant to 17 C.F.R. Section 200.83

Item 15. Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since January 1, 2017.

1.

From January 1, 2017 through the date of this registration statement, we granted to certain of our directors, executive officers and employees options to purchase 26,775,550 shares of common stock, with per share exercise prices ranging from $4.01 to $15.00, and 271,251 restricted stock units to be settled in shares of our common stock, with a grant date fair value of $15.00 per restricted stock unit, in each case under our 2007 Equity Incentive Plan and 2017 Equity Incentive Plan.

2.

From January 1, 2017 through the date of this registration statement, we issued and sold an aggregate of 5,931,598 shares of common stock upon the exercise of options under our 2007 Equity Incentive Plan and 2017 Equity Incentive Plan at per share exercise prices ranging from $0.12 to $7.93, for an aggregate exercise price of approximately $22.0 million.

3.

In August 2018, we issued and sold an aggregate of 17,699,115 shares of Series I preferred stock to an accredited investor at a purchase price of $12.43 per share, for an aggregate purchase price of $220 million.

4.

In June 2020, we completed a private offering of $316.3 million aggregate principal amount of our 3.00% convertible senior notes due 2025, or the Convertible Notes, for net proceeds to us, after deducting the initial purchasers’ discounts and commissions and estimated offering expenses payable by us, of approximately $306.7 million. Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC acted as the joint lead and book-running managers for the offering.

The offers, sales, and issuances of the securities described in the preceding paragraph were deemed to be exempt from registration either under Rule 701 promulgated under the Securities Act (Rule 701) in that the transactions were under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and members of its senior executive management or initial purchasers in a private offering of securities and did not involve any public offering within the meaning of Section 4(a)(2). The recipients of such securities were our employees, directors, or consultants and received the securities under our equity incentive plans or were initial purchasers in a private offering of securities. Resales of the Convertible Notes described under paragraph 4 above were made by the initial purchasers for the private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act. Appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Index

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant.	8-K	001-39203	3.1	2/4/2020

3.2	Amended and Restated Bylaws of the Registrant.	8-K	001-39203	3.2	2/4/2020

4.1	Reference is made to Exhibits 3.1 and 3.2.

4.2	Form of common stock certificate of the Registrant.	S-1	333-235792	4.1	1/21/2020

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Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

4.3	Form of Warrant to purchase Common Stock.	S-1	333- 235792	10.16	1/3/2020

4.4	Description of Securities.	10-K	001-39203	4.4	3/27/20

4.5	Indenture, dated as of May 26, 2020, by and between 1Life Healthcare, Inc. and U.S. Bank National Association, as Trustee.	8-K	001-39203	4.1	5/29/20

4.6	Form of Global Note, representing the Registrant’s 3.00% Convertible Senior Notes due 2025.	8-K	001-39203	4.2	5/29/20

5.1*	Opinion of Cooley LLP.

10.1+	Amended and Restated Investor Rights Agreement, dated January 15, 2020, by and among the Registrant and the investors listed on Exhibit A thereto.	S-1	333- 235792	10.1	1/21/2020

10.2+	2007 Equity Incentive Plan, as amended.	S-1	333- 235792	10.2	1/3/2020

10.3+	Forms of Option Agreement, Stock Option Grant Notice and Notice of Exercise under the 2007 Equity Incentive Plan.	S-1	333- 235792	10.3	1/3/2020

10.4+	2017 Equity Incentive Plan, as amended.	S-1	333- 235792	10.4	1/21/2020

10.5+	Forms of Option Agreement, Stock Option Grant Notice and Notice of Exercise under the 2017 Equity Incentive Plan.	S-1	333- 235792	10.5	1/3/2020

10.6+	2020 Equity Incentive Plan.	S-1	333- 235792	10.6	1/21/2020

10.7+	Forms of Option Agreement, Stock Option Grant Notice and Notice of Exercise under the 2020 Equity Incentive Plan.	S-1	333- 235792	10.7	1/21/2020

10.8+	Forms of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under the 2020 Equity Incentive Plan.	S-1	333- 235792	10.8	1/21/2020

10.9+	2020 Employee Stock Purchase Plan.	S-1	333- 235792	10.9	1/21/2020

10.10+	Executive Annual Incentive Plan.	S-1	333- 235792	10.10	1/3/2020

10.11+	Form of Indemnification Agreement, by and between the Registrant and each of its directors and executive officers.	S-1	333- 235792	10.11	1/21/2020

10.12+	Warrant issued to Silicon Valley Bank, dated February 26, 2010.	S-1	333- 235792	10.12	1/3/2020

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Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

10.13+	Employment Agreement, dated June 27, 2017, by and between the Registrant and Amir Dan Rubin, as amended on January 17, 2020.	S-1	333- 235792	10.17	1/21/2020

10.14+	Offer Letter, dated March 7, 2014, by and between the Registrant and Kimber D. Lockhart.	S-1	333- 235792	10.18	1/3/2020

10.15+	Physician Employment Agreement, dated August 1, 2007, by and between One Medical Group, Inc. (previously Apollo Medical Group) and Andrew S. Diamond, M.D., Ph.D.	S-1	333- 235792	10.19	1/3/2020

10.16+	Provider Stock Option Program and Advisory Services Agreement, dated October 28, 2014, by and between the Registrant and Andrew S. Diamond, M.D., Ph.D.	S-1	333- 235792	10.20	1/3/2020

10.17	Office Lease, dated September 25, 2018, by and between the Registrant and One Embarcadero Center Venture.	S-1	333- 235792	10.21	1/3/2020

10.18	First Amendment to Office Lease, dated June 17, 2019, by and between the Registrant and One Embarcadero Center Venture.	S-1	333- 235792	10.22	1/3/2020

10.19	Form of Administrative Services Agreement by and between the Registrant and its affiliated professional entities.	S-1	333- 235792	10.23	1/3/2020

10.20	Second Amended and Restated Loan and Security Agreement, dated January 26, 2015, by and between the Registrant and Silicon Valley Bank, as amended on October 18, 2016, January 12, 2017 and April 29, 2019.	S-1	333- 235792	10.24	1/3/2020

10.21†	Inbound Services Agreement, dated August 18, 2017, by and between the Registrant and Google Inc.	S-1	333- 235792	10.25	1/3/2020

10.22+	1Life Healthcare, Inc. Executive Severance and Change in Control Plan.	S-1	333- 235792	10.26	1/21/2020

10.23+	Offer Letter, dated February 14, 2019, by and between the Registrant and Bjorn B. Thaler.	S-1	333- 235792	10.27	1/3/2020

10.24+	Offer Letter, dated October 16, 2015, by and between the Registrant and Lisa A. Mango.	S-1	333- 235792	10.28	1/3/2020

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

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Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith

24.1*	Power of Attorney (see signature page to this registration statement on Form S-1).

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.
†

Portions of this exhibit have been omitted as the Registrant has determined that the omitted information (i) is not material and (ii) would likely cause competitive harm to the Registrant if publicly disclosed.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on                    , 2020.

1LIFE HEALTHCARE, INC.
By:
Amir Dan Rubin
Chair, Chief Executive Officer and President

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POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Amir Dan Rubin and Bjorn B. Thaler, and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chair, Chief Executive Officer and President (Principal Executive Officer)	, 2020
Amir Dan Rubin

	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2020
Bjorn B. Thaler

	Director	, 2020
Paul R. Auvil

	Director	, 2020
Mark S. Blumenkranz, M.D.

	Director	, 2020
Bruce W. Dunlevie

	Director	, 2020
Kalen F. Holmes, Ph.D.

	Director	, 2020
David P. Kennedy

	Director	, 2020
Freda Lewis-Hall, M.D.

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	Director	, 2020
Robert R. Schmidt

	Director	, 2020
David B. Singer